                                    Form 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                  For the quarterly period ended March 31, 1999


               .......... Paging Network do Brasil S.A. ..........
                 (Translation of registrant's name into English)

                 ..........Rua Alexandre Dumas, 1,711..........
                        ......Chacara Santo Antonio......
                ..........Sao Paulo, 04717-004, Brazil...........
                    (Address of principal executive offices)

                          PAGING NETWORK DO BRASIL S.A.

                                      INDEX


                                                                           Page
    PART I.             FINANCIAL INFORMATION

    Item 1   Financial Statements

         a)    Balance Sheet at December 31, 1998 (audited)
               and March 31, 1999 (unaudited)...............................3

         b)    Statement of Operations for the three months ended March
               31, 1998 and 1999 (unaudited)................................4

         c)    Statement of Cash Flows for the three months ended
               March 31, 1998 and 1999 (unaudited)..........................5

         d)    Statement of Shareholders' Equity (Deficit) for the three
               months ended March 31, 1999 (unaudited)......................6

         e)    Notes to Financial Statements (unaudited)....................7

    Item 2.  Management's Discussion and Analysis of Financial Condition
             and Results of Operations.....................................11


    PART II.            OTHER INFORMATION

    Item 1.  Legal Proceedings.............................................15

    Item 2.  Changes in Securities.........................................15

    Item 3.  Defaults Upon Senior Securities...............................15

    Item 4.  Submission of Matters to a Vote of Security Holders...........15

    Item 5.  Other Information.............................................15

    Item 6.  Exhibits......................................................15

    Signatures   ..........................................................16

Item 1 (a)

                                         PAGING NETWORK DO BRASIL S.A.
                                                 BALANCE SHEET
                                    At December 31, 1998 and March 31, 1999
                                           (Amounts in U.S.Dollars)

                                                                              December 31,      March 31,
                                                                                  1998             1999
                                                                             --------------------------------
                                                                               (Audited)        (Unaudited)
Assets
Current assets:
    Cash and cash equivalents                                               $     219,787      $     193,245
    Short-term investments                                                     39,857,633         34,557,137
    Accounts receivable, net                                                      567,291            874,881
    Refundable taxes                                                            1,383,380          3,100,146
    Pager inventories                                                           2,233,240          1,725,506
    Prepaid expenses and other current assets                                     415,535            722,315
    Pledged securities-current                                                 15,764,225         16,001,182
                                                                             --------------------------------
           Total current assets                                                60,441,091         57,174,412
Fixed assets, net                                                              21,869,217         15,786,460
Pledged securities                                                              8,177,844          8,306,160
Debt issuance costs, net                                                        6,443,007          6,327,181
Other assets                                                                      339,212          1,378,725
                                                                             ================================
          Total assets                                                      $  97,270,371      $  88,972,938
                                                                             ================================

Liabilities and shareholders' equity (deficit)
Current liabilities:
    Accounts payable                                                        $   1,376,981      $     900,688
    Accrued expenses                                                            5,199,318         10,663,016
    Payable to related parties                                                  1,217,914          1,217,914
                                                                             --------------------------------
           Total current liabilities                                            7,794,213         12,781,618
Senior notes                                                                  125,000,000        125,000,000
Redeemable preferred stock, without par value
    Authorized shares - 63,000 shares
    Issued and outstanding, 30,000 shares                                      37,945,014         39,100,247

Shareholders' equity (deficit)
Cumulative translation adjustment                                               3,596,597         27,129,974
    Common stock, without par value
    Authorized shares - 2,037,387
    Issued and outstanding 1,378,401                                               30,760             30,760
Accumulated deficit                                                           (77,096,213)      (115,069,661)
                                                                             --------------------------------
            Total shareholders' equity (deficit)                              (73,468,856)       (87,908,927)
                                                                             --------------------------------
                                                                             ================================
            Total liabilities and shareholders' equity (deficit)            $  97,270,371      $  88,972,938
                                                                             ================================



                                See accompanying notes to financial statements.

Item 1(b)

                              PAGING NETWORK DO BRASIL S.A.
                                 STATEMENT OF OPERATIONS
                   For the three months ended March 31, 1998 and 1999
                                (Amounts in U.S. dollars)
                                       (Unaudited)

                                                                 Three Months Ended
                                                                      March 31,
                                                         --------------------------------
                                                              1998              1999
                                                           -----------     ------------
Revenues:
  Services, rent and maintenance revenue.........        $  5,015,160     $  5,730,156
  Product revenue................................           1,334,956          624,804
                                                           -----------     ------------
Gross revenues...................................           6,350,116        6,354,960
  Taxes..........................................            (617,563)        (604,616)
                                                          -----------     -------------
Total revenue....................................           5,732,553        5,750,344
Cost of products sold............................          (1,404,213)      (1,367,971)
                                                           -----------     ------------
                                                            4,328,340        4,382,373
Operating costs and expenses:
  Services rent and maintenance..................           1,985,632        1,697,325
  Selling, general and administrative............           6,433,600        5,445,869
  Depreciation and amortization..................             736,517          996,396
                                                           -----------     ------------
      Total operating costs and expenses.........           9,155,749        8,139,590
                                                           -----------     ------------
      Operating loss.............................          (4,827,409)      (3,757,217)
Other income (expense):
    Interest expense.............................          (4,614,272)      (4,334,576)
    Interest income..............................           3,467,655       15,781,161
    Other expense................................             (87,545)        (138,523)
    Monetary loss................................          (1,660,058)     (35,715,478)
                                                           -----------     ------------
Total other income (expense).....................          (2,894,220)     (24,407,416)
                                                           -----------     ------------
Net loss.........................................         $(7,721,629)    $(28,164,633)
                                                           ===========     ============


                     See accompanying notes to financial statements.

Item 1(c)

                                          PAGING NETWORK DO BRASIL S.A.
                                             STATEMENT OF CASH FLOWS
                               For the three months ended March 31, 1998 and 1999
                                            (Amounts in U.S. dollars)
                                                   (Unaudited)

                                                                                        Three Months Ended
                                                                                             March 31,
                                                                                -------------------------------
                                                                                    1998               1999
                                                                                ------------      -------------
Operating activities:
   Net loss                                                                    $ (7,721,629)     $ (28,164,634)
   Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
      Depreciation and amortization                                                 736,517            996,396
      Provision for losses on accounts receivable                                   700,000            726,894
      Amortization of debt issuance costs                                           385,290            122,665
      Monetary loss                                                               1,660,058         35,715,478
      Loss on sale of equipment                                                      87,545             43,277
      Changes in operating assets and liabilities:
           Increase in accounts receivable                                         (763,335)        (1,034,484)
           Increase  in refundable taxes                                            (77,287)        (3,149,802)
           Increase in pager inventories                                           (560,320)          (154,077)
           Increase in prepaid expenses and other current assets                   (156,935)          (415,506)
           Increase in other assets                                                  (8,754)           (14,299)
           Increase in pledged securities                                          (637,680)          (393,741)
           (Decrease) in accounts payable                                          (346,020)          (282,684)
           Increase in accrued expenses                                           1,209,728          2,239,787
           Increase in Senior Notes Interest                                      4,218,750          4,559,743
                                                                                ------------      -------------
                Net cash (used in) provided by operating activities              (1,274,072)        10.795,013

Investing activities:
           Purchase of fixed assets                                              (3,494,934)        (1,464,563)
           Proceeds from sale of equipment                                                              11,930
           (Increase) decrease in short term investment                           4,464,458         (6,367,783)
                                                                                ------------      -------------
                Net cash (used in) provided by investing activities                 969,524        (7,820,416)

Effect of exchange rate changes on cash                                             (19,040)        (3,001,139)
                                                                                ------------      -------------
Net decrease in cash and cash equivalents                                          (323,588)           (26,542)
Cash and cash equivalents at beginning of period                                    377,004            219,787
                                                                                ============      =============
Cash and cash equivalents at end of period                                     $     53,416      $     193,245
                                                                                ============      =============



                                 See accompanying notes to financial statements.

Item 1(d)

                                               PAGING NETWORK DO BRASIL S.A.
                                        STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                                         For the three months ended March 31, 1999
                                                 (Amounts in U.S. dollars)
                                                        (Unaudited)

                                                                                           Other
                                                          Common       Accumulated      Comprehensive
                                                           Stock         Deficit            Income              Total
                                                       ------------------------------------------------------------------
Balance at December 31, 1998                          $   30,760      $  (77,096,213)      $  3,596,597   $  (73,468,856)

Net loss for the period                                                  (28,164,633)                        (28,164,633)

Cumulative translation adjustment                                                            23,533,377       23,533,377

Monetary adjustment on redeemable
preferred stock                                                           (8,653,582)                         (8,653,582)

Accrued dividends on redeemable
preferred stock                                                           (1,155,233)                         (1,155,233)

                                                       ------------------------------------------------------------------
Balance at March 31, 1999                             $    30,760     $ (115,069,661)      $ 27,129,974   $  (87,908,927)
                                                       ==================================================================


                                      See accompanying notes to financial statements

Item 1(e)
                          PAGING NETWORK DO BRASIL S.A.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                                 March 31, 1999
                            (Amounts in U.S. dollars)

1.   Organization

     Paging Network do Brasil S.A. (formerly Warburg Paging do Brasil Ltda., the "Company") was formed on April 7, 1996 through an investment by Warburg, Pincus Ventures, L.P. During 1997, the Company started to provide paging services in Sao Paulo and Rio de Janeiro and offers extended paging services to eight other cities in Brazil.

     In October 1996, the Company increased its capital to approximately $5.5 million and in December 1996, as a result of capital contributions of three new shareholders, received approximately $15 million of additional capital. In December 1996, the Company changed its name from Warburg Paging do Brasil ltda. to Paging Network do Brasil ltda. and then to Paging Network do Brasil S.A. following a change in its legal formation from a limited liability company (Ltda.) to a closed corporation (S.A). In June 1997, the Company issued $125 million principal amount of 13-1/2% Senior Notes due June 6, 2005 ( the "Senior Notes"). Prior to consummation of the Senior Note offering, the Company received from shareholders approximately $9.5 million in connection with the issuance of additional shares of redeemable preferred stock, and effected a stock split of
40.74774 for each issued and outstanding share of common stock.

2.   Summary of Significant Accounting Policies

     The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") in U.S. dollars.

     The Company's significant accounting policies are as follows:

     Foreign Currency Translation

     Until December 31, 1997, the financial statements were translated from Brazilian reais to U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 as it applies to entities operating in highly inflationary economies. Pager inventories, fixed assets and intangibles and related income statement accounts were remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities were remeasured at period end exchange rates, and all other income and expense items were remeasured at average exchange rates prevailing during the period. Remeasurement adjustments were included in exchange and translation gains (losses).

     Effective January 1, 1998, the Company determined that Brazil ceased to be a high inflationary economy under SFAS 52. Accordingly, as of January 1, 1998, the Company began using the real as the functional currency. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. Translation adjustments are not included in determining net income but reported in a separate component of equity. Transaction (losses) associated with the Company's net U.S. dollar liability position is included in monetary (losses).

     Revenue Recognition

     The Company recognizes revenue under service, rental and maintenance agreements with customers as the related services are performed. Advance billings for services are deferred and recognized as revenue when earned. Sales of pagers are recognized upon delivery. Sales commissions are included in selling, general and administrative expenses. The Company will lease certain pagers under month-to-month arrangements.

     Advertising Costs

     The Company expenses the costs of advertising as incurred. Advertising expenses during the three months ended March 31, 1998 and 1999 were $1,125,000 and $557,240 respectively

     Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments are liquid investments with a maturity of greater than three months for which carrying values approximate market values.

     Allowance for Doubtful Accounts

     The Company had an allowance for doubtful accounts of $1,400,000 at December 31, 1998, and $1,081,500 at March 31, 1999. Charges to the allowance during the three months ended March 31, 1998 and 1999 were $423,000 and $1,045,000.

     Inventories

     Inventories consist of certain types and brands of pagers (the subscriber devices) which are held primarily for resale. Inventories are recorded at the lower of average cost or market.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   Related Party Transactions

     The Company has agreed to reimburse its shareholders for certain transaction costs associated with the formation of the Company and the $125 million senior note offering consummated on June 6, 1997. As of December 31, 1998 and March 31, 1999, the Company had a payable of approximately $968,000 to Warburg, Pincus and approximately $250,000 to Paging Network, Inc.

4.   Long Term Debt

     On June 6, 1997, the Company issued $125 million principal amount of 13-1/2% Senior Notes due June 6, 2005. Interest is payable semi-annually in arrears on June 6 and December 6 and each year, commencing on December 6, 1997. Of the $125 million proceeds approximately $45.6 million was used to purchase U.S. government securities, scheduled interest and principal payments on which are in amounts sufficient to provide for payment in full when due of the first six scheduled interest payments on the Senior Notes. Debt issuance costs are capitalized and amortized over the term of the debt under the effective yield method.

     The Senior Notes are redeemable on or after June 6, 2001 at the option of the Company, in whole or in part from time to time, at specified redemption prices declining annually to 100% of the principal amount on or after June 6, 2004, plus accrued interest. The Senior Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness or issue preferred stock, pay dividends or make certain other restricted payments. Upon a change of control, the Company is required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any. In accordance with the covenants of the Senior Notes and the Company's current level of leverage, at March 31, 1999, the Company is unable to make any dividend payments.



5.   Accrued Expenses

     Accrued expenses at December 31, 1998 and March 31, 1999 are comprised of the following:

                                                    1998               1999
                                                 ----------         ----------

         Excise taxes payable                    $  334,174        $   219,738
         Withholding taxes payable                  247,733            247,733
         Payroll and other benefits payable       1,439,289          1,086,571
         Accrued interest payable                 1,125,000          5,343,750
         Other                                    2,053,122          3,765,224
                                                 ----------         ----------
                                                 $5,199,318        $10,663,016
                                                 ==========        ===========

6.   Redeemable Preferred Stock

     The redeemable preferred stock has an accruing dividend with an effective annual rate of 12% compounding quarterly for the first five years from its issuance on December 11, 1996. On the fifth anniversary of its issuance, the dividend increases to an effective rate of 14% compounding quarterly. On the sixth anniversary all previously accrued dividends will be paid in kind. The annual dividend rate will increase to 16% in the seventh year, 18% in the eighth year, and 20% in the ninth and tenth years. After the sixth anniversary, subject to the terms of the Indenture, all dividends will be payable in cash. The Company is required to redeem, in U.S. dollars, the redeemable preferred stock at $1,000 per share plus accrued and unpaid dividends on the tenth anniversary of its issuance.

     The holders of the redeemable preferred stock are entitled to voting rights limited to specific matters included in the Company's by-laws.

     The amount of accrued and unpaid dividends on the redeemable preferred stock at December 31, 1998 and at March 31, 1999 was $7,945,014 and $9,100,247,
respectively.


7.   Fixed Assets

     Fixed assets at December 31, 1998 and March 31, 1999 are comprised of the following:
                                                             Period
                                1998          1999      of Depreciation
                             ----------    ----------   ---------------
Furniture and Fixtures      $ 1,915,206   $ 1,369,026       10 years

Equipment                    13,643,133     9,849,008     5-10 years

Pagers                        7,888,885     6,663,228      2.5 years

Leasehold improvements        4,104,869     2,907,517        5 years
                             ----------    ----------

                            $27,552,093   $20,788,779

Less - Accumulated
  depreciation               (5,682,876)   (5,002,319)

8.   Commitments

     The Company has entered into various office space and transmission antenna rental agreements.
     These agreements are readjusted periodically for inflation. Rental expense commitments at March 31, 1999 are as follows.

     1999     $ 2,195,500
     2000     $ 2,867,000
     2001     $ 2,984,000
     2002     $ 3,107,500
     2003     $ 3,236,700

     Total rental expense for the periods ended December 31, 1998 and March 31, 1999 was $3,020,600 and $560,252 respectively.

9.   Income Taxes

     The Company has not recognized any future income tax benefit for its net operation loss carryforwards in excess of net deferred tax liabilities as it is not assured that it will be able to realize a benefit for such losses in the future. The net operating loss carryforwards amounted to $26.4 million, $48.3 million and $20 million at December 31, 1997, 1998 and March 31, 1999 respectively.

Item 2
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Form 6-K contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Form 6-K, words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project," and similar expressions, as they relate to Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements are subject to certain risks, uncertainties and assumptions, including high level of and restrictions imposed by debt, ability to implement management initiatives, dependence on the wireless communications industry, fluctuations in quarterly results, and competition. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected or projected. Such forward-looking statements reflect the current views of the Company's management with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph.

Results of Operations Results of Operations

     Three months ended March 31, 1999 compared with three months ended March 31, 1998

     Although the Company's financial statements are presented pursuant to U.S. GAAP in U.S. dollars, the Company's transactions are consummated in both Brazilian reais and U.S. dollars. Inflation and devaluation in Brazil have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. See "Inflation and Exchange Rates".

     For the purpose of management's discussion and analysis, net revenues are defined as total revenues less taxes and cost of products sold.

     As a result of the development of the Company's business in Sao Paulo and Rio de Janeiro (the "Initial Markets") during the periods presented, the period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                Three Months Ended
                                                     March 31,
                                           1998                     1999
                                     ----------------          ---------------
Net Revenue                         $ 4,328,340     100%     $ 4,382,373   100%
Operating costs and expenses:
     Services rent and maintenance    1,985,632      46%       1,697,325     39%
     Selling and marketing            2,632,143      61%       2,352,728     54%
     General and administrative       3,801,457      88%       3,093,141     71%
     Depreciation and amortization      736,517      17%         996,396     23%
                                     -----------    -----    ------------    ---
Total operating costs and expenses    9,155,749     212%       8,139,590    186%
                                     -----------    -----    ------------    ---
Operating loss                       (4,827,409)  (112)%      (3,757,217)  (86)%
Other income (expenses)              (2,894,220)   (67)%     (24,407,416)    N/A
                                     -----------    -----    ------------    ---
Net loss                            $(7,721,629)  (178)%    $(28,164,633)    N/A
                                     -----------    -----    ------------    ---
Other data:
EBITDA1                              (4,090,892)   (95)%     $(2,760,821)  (63)%
Number of subscribers at end of
  period                                 62,328                  102,194

-----------------------------
1 EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash charges. EBITDA is a commonly used measure of performance in the paging industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, each of which is determined in accordance with U.S.GAAP, it is included herein to provide additional information regarding the ability of the Company to meet capital expenditures and any future debt service. EBITDA, however, is not necessarily a measure of the Company's ability to fund its cash needs because it does not

     Net Revenues. The Company's total revenues primarily consist of monthly fees paid by subscribers for the paging service, as well as product sales to both individuals and retailers, net of sales taxes. During the three months ended March 31, 1999, the Company was offering service to customers in Sao Paulo and Rio de Janeiro.

     For the three months ended March 31, 1999, the Company generated net revenues of $4,382,373 consisting of $5,730,156 in service revenues, $624,804 in product sales to customers, cost of sales of $1,367,971 and sales taxes of $604,616. During the three months ended March 31, 1998, the Company's net revenues were $4,328,340. Average monthly revenue per unit for the three months ended March 31, 1999 was approximately $31.87; average monthly revenue per unit for the three months ended March 31, 1998 was approximately $33.90.

     Service, Rent and Maintenance Expenses. Service, rent and maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, and repair and maintenance expenditures. During the three months ended March 31, 1999, the Company incurred $1,697,325 of expenses in connection with the operations in Sao Paulo and Rio de Janeiro. During the three months ended March 31, 1998, the Company incurred service, rent and maintenance expenses of $1,985,632.

     Selling and Marketing Expenses. Selling and marketing expenses include commissions to salesmen and retailers, advertising and promotion. During the three months ended March, 1999 and 1998 the Company incurred $2,352,728 and $2,632,143, respectively, of selling and marketing expenses.

     General and Administrative Expenses. General and administrative expenses include compensation benefits, office rent, bank fees, outside services and the provision for losses on accounts receivable. During the three months ended March 31, 1999 and 1998 the Company incurred $3,093,141 and $3,801,457, respectively of general and administrative expenses. For the three months ended March 31, 1999 and 1998, included in such amounts is approximately $726,894 and $700,000, respectively, of costs associated with the provision for losses on accounts receivable.

     Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines and cost of network installation. Depreciation and amortization expenses increased from approximately $736,517 for the three months ended March 31, 1998 to $996,396 for the three months ended March 31, 1999, primarily due the purchase and installation of equipment necessary to buildout its paging network and the buildout of the Rio de Janeiro office.

     Operating Loss. For the three months ended March 31, 1999 the Company generated operating losses of $3,757,217 and for the three months ended March 31, 1998 $4,827,409 primarily due to expenses in connection with the development of the Company's business as explained above.

     Interest Expense. Interest expense was $4,334,576 for the three months ended March 31, 1999 and $4,614,272 for the three months March 31, 1998 , primarily as a result of interest associated with the Senior Notes.

     Interest Income. Interest Income increased from $3,467,655 for the three months ended March, 31 1998 to $15,781,161 for the three months ended March 31, 1999 primarily as a result of investing the net proceeds from the Senior Note offering and issuance by the Company of its redeemable preferred stock and the gain on dollar hedging contracts amounting $14,600,000

     Exchange and Translation (Losses). Effective January 1, 1998, the Company began using the real as its functional currency. Unless Brazil returns to a highly inflationary status, the Company does not expect to incur future exchange and translation gains and losses.



--------------------------------------------------------------------------------
include capital expenditures, which the Company expects to continue to be significant.

     Monetary Loss. Beginning January 1, 1998, in accordance with SFAS52, monetary losses from the depreciation of the real against the U.S. dollar resulted in a net transaction loss of $35,715,478 and $1,660,058 respectively, for the three months ended March 31, 1999 and 1998. This was generated by the exposed accounts on the balance sheet, mainly $ 24 million of escrow in U.S territory completely compensated by $125 million of senior notes debt.

     Income Taxes. The Company did not have taxable income during the periods presented and expects to generate losses for the foreseeable future.

     Net Loss. As explained above, net loss in the period presented is primarily attributable to significant expenses incurred during the period in connection with the development of the Company's business and the net interest expense associated with the Senior Notes and from 30% devaluation of the real against the U.S dollar.

     Liquidity and Capital Resources. The Company's operations and expansion into new markets and products lines will require substantial capital investment for the development and installation of paging systems and for the procurement of pagers and paging equipment. For the three months ended March 31, 1999 and 1998 the Company made capital expenditures of $1,464,563 and $3,494,934 respectively.

     The Company commenced the buildout of systems for its paging services in May 1996 and completed the buildout of the Initial Markets during the first quarter of 1998 and is evaluating whether to commence the marketing of paging services into other markets during 1999. As of March 31, 1999, the Company has
(1) completed the buildout of its Sao Paulo and Rio de Janeiro systems, which served 102,194 subscribers, (2) installed transmitters in each of the additional eight cities where it has secured licenses, and (3) hired personnel and infrastructure necessary to support the Company's Sao Paulo and Rio de Janeiro operations. The Company expects that the proceeds of the Senior Notes and the issuance of redeemable preferred stock will be sufficient to complete the buildout of Initial Markets and may need to secure additional financing to complete the full commercial development of expansion markets.

     The principal capital expenditure requirements to construct a paging system involve the acquisition of pagers for leasing and the acquisition and installation of transmission facilities, both of which are directly related to the demand of paging service. Additional capital is required to fund operating losses incurred during the initial stages of construction and the commencement of paging services. The Company currently anticipates that its cash requirements (comprised of capital expenditures, working capital requirements, debt service requirements and anticipated operating losses) for the remaining nine months will be approximately $5 million.

     Inflation and Exchange Rates. Inflation and exchange rate variations have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. In periods of inflation, many of the Company's expenses will tend to increase. Generally, in periods of inflation, a company is able to raise its prices to offset the rise in its expenses and may set its prices without government regulation. However, under Brazilian law designed to reduce inflation, the rates that the Company may charge to a particular subscriber may not be increased until the next anniversary of the subscriber's initial subscription date. Thus, the Company is less able to offset expense increases with revenue increases. Accordingly, inflation may have a material adverse effect on the Company's results of operations and financial condition.

     Generally, inflation in Brazil has been accompanied by devaluation of the Brazilian currency relative to the U.S. dollar. Devaluation of the real has an adverse effect on the Company. The Company collects substantially all of its revenues in reais, but pays certain of its expenses, (including pagers, a significant portion of its transmission equipment costs and substantially all interest expense) in U.S. dollars. To the extent the real depreciates at a rate greater than the rate at which the Company is able to raise prices, the value of the Company's revenues (as expressed in U.S. dollars) will be adversely affected. This effect on the Company's revenues will negatively impact the Company's ability to fund U.S. dollar-based expenditures. Accordingly, devaluation of the real will have a material adverse effect on the Company's results of operations and financial condition. Further, as of January 1, 1998, the Company's financial statements reflect foreign exchange gains and losses associated with monetary assets and liabilities denominated in



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



currencies other than the real. See footnote "Foreign Currency Translation" contained in the Notes to Financial Statements. As a result, the devaluation of the real against the U.S. dollar has caused the Company to record a loss associated with its U.S. dollar monetary liabilities and a gain associated with its U.S. dollar monetary assets. Given that the Company has a net U.S. dollar monetary liability position, the net effect of the devaluation of the real against the U.S. dollar is to generate transaction losses in the Company's financial statements.

     Recent Economic Events. As expected, the actions taken by the government last October in terms of fiscal stabilization, along with the austerity program to reduce government spending affected customer delinquency rates already during last quarter of 1998.

     This coupled with the devaluation of the local currency that happened during the first quarter 1999, worsened even further this situation. These economic events have contributed to increase significantly the uncertainty of the Brazilian market generating overall fear with investors reevaluating carefully intention of investments in the country and Brazilian people afraid of the return of old inflationary times.

     The Company believes that such market uncertainty has increased capital outflow, that although partially compensated by the effect of the devaluation on the trade balance, have impacted the trading price of its senior notes, which, to the Company's knowledge were traded at approximately 45% of principal amount on March 30, 1999. The exchange rate during first quarter 1999 reached a peak of R$ 2,15 per US$ 1,00, quickly reducing to R$1,72 at the end of March 1999.

     While the Company continues to believe that Brazil economic downturn and market uncertainty are short-term in nature, there can be no assurance that the measures taken by the Company to execute its business plan under the current economic conditions will be successful.

          PART II

Item 1.   Legal Proceedings

          None

Item 2.   Changes in Securities

          None

Item 3.   Defaults Upon Senior Securities

          None

Item 4.   Submission of Matters to a Vote of Security Holders

          None

Item 5.   Other Information

          None

Item 6.   Exhibits

          3.1*   --    Bylaws of Paging Network do Brasil S.A. (English
                       Translation).

          4.1*   --    Indenture dated as of June 1, 1997 between Paging
                       Network do Brasil S.A. and The Chase Manhattan Bank, as Trustee (including exhibits).

          4.2*   --    Form of Senior Note (included in Exhibit 4.1).

          ---------
          * Incorporated herein by reference to the Exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-29865.

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PAGING NETWORK DO BRASIL S.A.
                                                       (Registrant)


                                                By:  /s/ Thomas C. Trynin
                                                     --------------------------
                                                     Thomas C. Trynin
                                                     President and
                                                     Chief Executive Officer


Date:  May 26, 1999





























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